(212) 318-6275

rachaelschwartz@paulhastings.com

May 20, 2014	75302.00007

VIA EDGAR

Ms. Amy Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC   20549

Re:                             Brookfield High Income Fund Inc. (the “Registrant”)

File No.:  333-195128

Dear Ms. Miller:

This letter responds to your comments communicated to the undersigned with respect to the Registration Statement on Form N-14 of the Registrant, which was filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2014 (SEC Accession No. 0001104659-14-026455), for the purpose of reorganizing each of Helios Advantage Income Fund, Inc., Helios High Income Fund, Inc., Helios Multi-Sector High Income Fund, Inc. and Helios Strategic Income Fund, Inc., into Brookfield High Income Fund Inc. (the “Registration Statement”).

The Registrant’s responses to your comments are reflected below.  We have restated the substance of your comments for ease of reference.  Capitalized terms shall have the same meanings as in the Registration Statement, unless otherwise indicated.

Comment #1:  You have requested that the Registrant confirm that the proxy cards will set forth each Target Fund’s reorganization as a separate proposal.

Response #1:  The Registrant confirms that the proxy cards will set forth each Target Fund’s reorganization as a separate proposal.  A form of each Fund’s proxy card has been filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.

Comment #2:  On page 6 of the Joint Proxy Statement/Prospectus, under the “Principal Investment Strategies” sub-section of “Comparison of the Funds,” in the first sentence where there is a mention of Brookfield High Income Fund Inc. investing in debt instruments below investment grade, you have requested that we note that these are also known as “junk bonds.”

Response #2:  The requested disclosure has been added.

Comment #3:  You have requested that the Registrant disclose the approximate percentage of each Target Fund that will be repositioned prior to the Reorganizations.

Response #3:  The Registrant has added disclosure that no portfolio repositioning is expected as a result of the Reorganizations.

Comment #4:  You have requested that the Registrant clarify to what extent it will be assuming the Target Funds’ potential liabilities relating to the Lehman bankruptcy.

Response #4:  The Registrant will not be assuming any of the Target Funds’ potential liabilities relating to the Lehman bankruptcy.  Since the time of the filing of the initial Registration Statement, the Target Funds have entered into a settlement with respect to these claims and the language relating to the creation of a Reserve by each Target Fund has been removed from the Registration Statement.  As of May 19, 2014, the Target Funds have been dismissed by Lehman from the litigation in the Lehman bankruptcy.

Comment #5:  You have requested that the Registrant consider adding additional disclosure to the Registration Statement to make it clear to Acquiring Fund shareholders that the Acquiring Fund will be assuming the opt-out claims of the Target Funds.  Additionally, you requested that the Registrant supplementally explain to the Commission why it was determined that the Acquiring Fund should assume these claims.

Response #5:  The Registrant believes that the Registration Statement is clear that all liabilities of the Target Funds will be assumed by the Acquiring Fund and that the disclosure under “Legal Proceedings” discloses these potential liabilities.

Supplementally, the Board of the Acquiring Fund determined that the acquisition of the assets and liabilities of the Target Funds was in the best interests of the Acquiring Fund’s shareholders.  The Board approved the transfer of liabilities of the Target Funds associated with the opt-out claims after considering the results of the resolution of the Class Action, a review of the issues set forth in the opt-out claims, and the potential to assert claims for indemnification and/or contribution or any similar claims against any released defendant parties related to any opt-out claims related to the Class Action as compared to the incremental costs to the Funds of carving out these potential claims.

Comment #6:  Under “Investment Objectives and Policies of the Acquiring Fund,” there is disclosure that the Acquiring Fund may sell credit default swaps.  Please confirm and disclose that if the Acquiring Fund is a seller of credit default swaps, it will segregate assets that equal the notional value of the credit default swap and not the marked to market value.

Response #6:  The Registrant confirms that if it is the seller of credit default swaps, it will segregate assets that equal the notional value of the credit default swap.  Such disclosure has also been added to this section.

Comment #7:  Under “Material Federal Income Tax Consequences of the Reorganizations,” there is a table that shows approximately $1.48 billion of capital loss carryforwards will be lost/forfeited as a result of the tax loss limitation rules.  Did the Board consider this impact to the Target Funds?

Response #7:  The Board of each Target Fund and the Board of the Acquiring Fund considered the impact of the Reorganizations on each Target Fund’s capital loss carryforwards.  Such consideration was included on page 5 of the initial Registration Statement.  The Registrant has added additional disclosure under the “Reasons for the Reorganizations” section stating that “each Board considered that capital loss carryforwards of the Combined Fund attributable to each Target Fund and the Acquiring Fund that participates in the Reorganizations will be subject to tax loss limitation rules by reason of such Fund undergoing an ownership change in the Reorganization. Each Board also considered (i) the ability of its Fund to fully utilize its existing capital loss carryforwards and (ii) the likelihood that the Fund could generate enough gains to utilize those losses in the relevant time period.

Comment #8:  The loss of approximately $1.48 billion of capital loss carryforwards appears to be a material negative impact to the Target Funds’ shareholders.  Consider disclosing this in the Q&A section.

Response #8:  The additional disclosure has been added to the question & answer “Will I have to pay any federal taxes as a result of the Reorganizations”.

Comment #9:  Have the Target Funds’ Reserves relating to the Lehman claims been established as liabilities in the Target Funds’ financial statements?

Response #9:  At the time of the filing of the initial Registration Statement, there had not been a liability booked on the Target Funds’ financial statements relating to the Lehman claims because there was not yet any known certainty as to the amount of potential liability.  However, since that initial filing, the Target Funds have entered into a settlement with respect to those claims and a liability has been recorded in the Target Funds’ financial statements.  As of May 19, 2014, the Target Funds have been dismissed by Lehman from the litigation in the Lehman bankruptcy.

Comment #10:  Please explain why the Reserves were not shown in the capitalization table and the pro forma financial statements.

Response #10:  At the time of the filing of the initial Registration Statement, there was no certainty as to the amount of liability associated with the Lehman claims, and, therefore, no liability had been booked.  As discussed above, the Target Funds have entered into a settlement with respect to those claims and the liabilities have been recorded in the Target Funds’ financial statements and will be shown in the capitalization table and in the pro forma financial statements in Pre-Effective Amendment No. 1 to the Registration Statement.

Comment #11:  When will a determination be made as to whether or not the Reserve will be created for each Target Fund to retain after the Reorganization?

Response #11:  Please see Response 10.

Comment #12:  Please explain why the Reserve is not more prominently displayed earlier in the Registration Statement.

Response #12:  The Registrant notes that the Reserve is mentioned in the Question and Answer section, on the Notice and on the first page of the Registration Statement, with cross-reference to the fuller discussion.  However, as stated above, the Lehman claims have been settled and all references to the Reserve are being removed from the Registration Statement.

Comment #13:  Pursuant to Form N-2, Item 17.2., concisely describe the Acquiring Fund’s investment policy as relates to short sales.

Response #13:  The Registrant notes that Form N-2, Item 17.2 states to describe any fundamental policy of the Registrant not described in the prospectus.  The Registrant has disclosure in the Proxy Statement/Prospectus with respect to its use of short sales.

Comment #14:  Update the pro forma financial statements to show the new name of the Acquiring Fund.

Response #14:  The requested change has been made.

Comment #15:  In the pro forma statement of assets and liabilities and statement of operations, please add the name of the Acquiring Fund to the column “Combined.”

Response #15:  The requested change has been made.

Comment #16:  The pro forma statement of operations has an adjustment of $400,000 relating to the Reorganizations.  Regulation S-X 11-02(6)(b) states that an adjustment should be made if an item is expected to have a continuing effect.  The Reorganizations are one-time and therefore there should not be an adjustment in the statement of operations.

Response #16:  The requested change has been made.

Comment #17:  You have requested that the Registrant provide an accounting survivor analysis to accompany this correspondence.

Response #17:  The Registrant believes that the Acquiring Fund should and will be the accounting survivor.  Attached hereto as Appendix A is a more detailed analysis.  The Registrant notes in particular, that there are certain investment policy differences between the Funds and the policies of the Acquiring Fund will continue following the Reorganization.

Comment #18:  Please explain why the Lehman claims and opt-out claims are not disclosed in the Notes to the Pro Forma Financial Statements.

Response #18:  The Registrant has added disclosure regarding the Lehman claims and opt-out claims to the Notes to the Pro Forma Financial Statements.

Comment #19:  Please remember to file the final tax opinions as POS EX filings after the closing of the Reorganizations.

Response #19:  The Registrant confirms that it will file the final tax opinions as POS EX filings after the Reorganizations close.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP

Appendix A

BROOKFIELD HIGH INCOME FUND INC., HELIOS ADVANTAGE INCOME FUND, INC., HELIOS HIGH INCOME FUND, INC., HELIOS MULTI-SECTOR HIGH INCOME FUND, INC. AND HELIOS STRATEGIC INCOME FUND, INC.

SURVIVING FUND ANALYSIS

Brookfield Investment Management Inc.  (“BIM” or the “Adviser”), Helios Advantage Income Fund, Inc. (“HAV”), Helios High Income Fund, Inc. (“HIH”), Helios Multi-Sector High Income Fund, Inc. (“HMH”), Helios Strategic Income Fund, Inc. (“HSA,” and together with HAV, HIH and HMH, the “Target Funds”) and Brookfield High Income Fund Inc. (the “Acquiring Fund” and together with the Target Funds, the “Funds” or each, a “Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.(1)

Corporate Structure

The Acquiring Fund is the legal survivor of the reorganizations. Each Fund is organized as a Maryland corporation. The combined fund will retain the corporate structure and classified board structure of the Acquiring Fund.

Investment Adviser; Portfolio Management

Brookfield Investment Management Inc. is the investment adviser to each Fund. Dana Erickson, Richard Cryan and Mark Shipley are the portfolio managers for each Fund and will continue to manage the Acquiring Fund after the Reorganizations.

Expense Structures and Expense Ratios

The expense structures of the Funds are similar and each Fund has the same advisory fee and administration fee. It is intended that the Reorganizations will result in the potential for lower fees and operating expenses per common share (excluding the costs of leverage) over time from greater economies of scale as the combined fund’s size allows certain fixed and variable operating expenses to be spread over a larger asset base. The fee schedule of the Acquiring Fund will remain in place following the Reorganizations.

Investment Objectives, Policies and Restrictions

Although the Funds have substantially similar investment objectives, policies and restrictions, to the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition

Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size	As of April 30, 2014, the Acquiring Fund had approximately $101 million in total managed assets. As of the same date, HAV, HIH, HMH and HSA had

(1)  See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

approximately $84 million, $61 million, $68 million, and $58 million, respectively, in total managed assets.

In terms of the structure of the transaction, upon the closing of the Reorganizations, the Target Funds will transfer substantially all of their assets to the Acquiring Fund in exchange for common shares of the Acquiring Fund, and the assumption by the Acquiring Fund of substantially all of the liabilities of the Target Funds. The Target Funds will then be liquidated, dissolved and terminated in accordance with applicable law. The shareholders of the Target Funds will become shareholders of the Acquiring Fund. Holders of common shares of each Target Fund will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Target Fund held immediately prior to the Reorganizations.

An analysis of the NAST Factors is consistent with this structure and result. The NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

[Insert Brookfield High Income Fund Letterhead]

May 20, 2014

VIA EDGAR

Ms. Amy Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield High Income Fund Inc. (the “Fund”)
Registration Statement on Form N-14 (333-195128)

Dear Ms. Miller:

In connection with your review of the Registration Statement on Form N-14 (the “Registration Statement”) of the Fund that was filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2014 (SEC Accession No. 0001104659-14-026455), the Fund acknowledges that:

1.                                      In connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.                                      The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.                                      The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

Sincerely,

/s/ Brian F. Hurley

Brian F. Hurley
President